Exhibit No. 3.2

                      TIS MORTGAGE INVESTMENT COMPANY

            Amendment No. 1 to the Amended and Restated By-Laws

                               June 27, 1996



     On June 27, 1996, Article III, Section 3.2, of the By-Laws of the Company was amended to read in its entirety as follows:

          SECTION 3.2. Election and Term of Office. The officers of the Corporation shall be elected by the Board of Directors and, subject to earlier termination of office, each officer shall hold office for one year and until his successor shall have been elected and qualified, except as otherwise provided in any employment agreement between the Company and any officer.